                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________


                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      The Peoples BancTrust Company, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   709796 10 6
                                 ---------------
                                 (Cusip Number)


                              Richard P. Morthland
                     c/o The Peoples Bank and Trust Company

                               310 Broad Street
                             Selma, Alabama 36701
          ------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 31, 1994
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                            ----

Check the following box if a fee is being paid with the statement.
                                                                    -----

                                Page 1 of 8 Pages
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- --------------------------                             -------------------------
CUSIP No. 709796 10 6                 13D                  Page 2 of 8 Pages
- --------------------------                             -------------------------

- -------------------------------------------------------------------------------
1.   Name of Reporting Person:  Richard P. Morthland
     S.S. or I.R.S. Identification No. of Above Person:
     SS# ###-##-####
- --------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group

                    (a) / /    (b) / /
- --------------------------------------------------------------------------------
3.   SEC use only

- --------------------------------------------------------------------------------
4.   Source of funds:*
        00
- --------------------------------------------------------------------------------
5.   Check box if Disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)
                                     / /
- --------------------------------------------------------------------------------
6.   Citizenship or place of organization:
       United States
- --------------------------------------------------------------------------------
Number of        7. Sole Voting Power: 178,564
  shares       -----------------------------------------------------------------
beneficially     8. Shared Voting Power: 10,527
  owned by     -----------------------------------------------------------------
    each         9. Sole Dispositive Power: 40,051
 reporting     -----------------------------------------------------------------
 person with    10. Shared Dispositive Power: 10,000
- --------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by each reporting
     person: 190,591 (including options for 1,500)
- --------------------------------------------------------------------------------
12. Check Box if the aggregate amount in row (11) excludes certain shares*
                         /X/

- --------------------------------------------------------------------------------
13.  Percent of class represented by amount in Row (11):
     21.76%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
- --------------------------------------------------------------------------------

                                Page 2 of 8 Pages
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Item 1.  Security and Issuer.

     The class of equity to which this Statement relates is the Common Stock, par value $.10 per share, of The Peoples BancTrust Company, Inc. (the "Issuer") whose executive office is at 310 Broad Street, Selma, Alabama 36701.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  NAME:  Richard P. Morthland

     (b)  RESIDENCE OR BUSINESS ADDRESS:  310 Broad Street,
                                          Selma, Alabama 36701

     (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT: President and Chief Executive Officer of the Issuer and Chairman of the Board and Chief Executive Officer of the Issuer's wholly-owned subsidiary, The Peoples Bank and Trust Company (the "Bank").

          BUSINESS ADDRESS:   310 Broad Street
                              Selma, Alabama 36701

          PRINCIPAL BUSINESS:  Bank

     (d)  CRIMINAL PROCEEDING CONVICTIONS:  None

     (e)  SECURITIES LAWS PROCEEDINGS:  None

     (f)  CITIZENSHIP:  United States of America


                                Page 3 of 8 Pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired beneficial ownership of such 190,591 shares as follows: (a) 32,011 shares are owned directly by the Reporting Person and his spouse and minor children and were acquired by gifts and purchases in open market transactions; (b) 8,040 shares are held by a trust for the benefit of the Reporting Person's children, of which the Reporting Person is trustee and has voting and dispositive power; (c) 138,513 shares are held by four trusts for the benefit of members of the Reporting Person's family, of which the Bank is trustee and has dispositive power and under which the Reporting Person has voting power; (d) 10,000 shares are held by a trust of which the Reporting Person is co-trustee with Rex J. Morthland, the Reporting Person's father, with whom he shares voting and dispositive power; (e) 527 shares are allocated to the account of the Reporting Person under the Issuer's Employee Stock Ownership Plan; and (f) 1,500 shares are subject to outstanding options held by the Reporting Person which are exercisable within 60 days of the date of this Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares covered by this Statement are being held for investment purposes.

     Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares.

                                Page 4 of 8 Pages
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     Other than in his capacity as an executive officer and director of the
Issuer, the Reporting Person has no plans which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

                                Page 5 of 8 Pages

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     (i)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) 190,591 shares are beneficially owned by the Reporting Person as of the date of this Statement, representing 21.76% of the total shares issued and outstanding of the Issuer. The aggregate amount reported as beneficially owned in row (11) does not include (i) 1,900 shares subject to outstanding options held by the Reporting Person which are not exercisable within 60 days of the date of this Statement, and (ii) an aggregate 195,629 shares which are beneficially owned by other members of the Reporting Person's family as to which he disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

     (b)  See Item 3 above.

     (c) No transactions in the shares were effected by the Reporting Person named in response to Item 2 during the past 60 days, except as may be disclosed herein.

     (d) The persons named in paragraph (b) of this Item have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.
     (e)  Not applicable.

                                Page 6 of 8 Pages
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

     The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, except for the Reporting Person's relationship with the trusts described in Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None


                                Page 7 of 8 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 3, 1995                            /s/ Richard P. Morthland
                                             ----------------------------
                                             Richard P. Morthland


                                Page 8 of 8 Pages